Filed by Inveresk Research Group, Inc.
pursuant to Rule 425 under the Securities Act of
1933 and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject company: Inveresk Research Group, Inc.
Commission File No. 000-49765

The following slides were used in connection with an earnings conference call and webcast hosted by Inveresk Research Group, Inc. on July 29, 2004.

NASDAQ - IRGI Second Quarter 2004 Results/July 29, 2004

Safe Harbor Disclaimer Statements contained in this presentation that are forward-looking are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. Factors that might cause such a difference include, but are not limited to, risks associated with: the reduction in research and development activities by pharmaceutical and biotechnology clients, changes in government regulations, the effects of interest rate and foreign exchange rate fluctuations, our ability to attract and retain employees, the loss or delay of contracts due to economic uncertainty or other factors, our ability to efficiently manage backlog, our ability to expand our business through strategic acquisitions, failure to obtain the required shareholder approvals of the announced merger with Charles River, the possibility that the announced merger may not close or that there be a significant delay in the consummation of the merger, competition within the industry and the potential adverse impact of health care reform. Further information about these risks and uncertainties can be found in the information included in the Company's recent filings with the Securities and Exchange Commission on Form S-3 and Form 10-K.

Additional Information This presentation may be deemed to be solicitation material in respect of the proposed merger of Charles River and Inveresk. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. SHAREHOLDERS OF CHARLES RIVER AND SHAREHOLDERS OF INVERESK ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of Charles River and shareholders of Inveresk. Investors and security holders will be able to obtain the documents free of charge at the SEC's website, www.sec.gov, from Charles River Laboratories, 251 Ballardvale Street, Wilmington, MA 01887, Attention: General Counsel, or from Inveresk Research Group, 11000 Weston Parkway, Cary, North Carolina 27513, Attention: Secretary. In addition, shareholders may access copies of the documentation filed with the SEC by Charles River on Charles River's website at www.criver.com and shareholders may access copies of the documents filed with the SEC by Inveresk on Inveresk's website at www.inveresk.com.

Additional Information (cont.) Charles River, Inveresk and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from their respective shareholders in respect of the proposed transactions. Information regarding Charles River's directors and executive officers is available in Charles River's proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on April 9, 2004, and information regarding Inveresk's directors and executive officers is available in Inveresk's proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on March 31, 2004. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Walter Nimmo - President & CEO Operational Overview

Q2, 2004 Financial Highlights Q2-03 Q2-04 Data 67 79.4 +18% Net Service Revenue Q2-03 Q2-04 Reported 0.27 0.2 0.13 22% Diluted EPS (Reported) Reported Impact on EPS of merger costs $0.27 $0.33 $0.20

Pre-clinical Net service revenue increased 12.0% to $47.3 million 2003 comparator period inflated by abnormal project delays in Q1, 2003 Operating margin 25.7% Exchange rate environment improving, further margin improvement potential First six months, North American signings up 36% year-on-year European demand remains strong Increased European capacity expansion now approved. Stage 2 North American expansion on plan Clinical Net service revenue increased 29.4% to $32.1 million Significant improvement in operating margins - up from 11.3% to 14.1% Revenue impacted by European Clinical Trials Directive (CTD) and delayed project starts/signings Recovery in Phase I revenues in Q3 following the CTD introduction Combined, signings and new awards ahead of target in H1 Q2, 2004 Financial Highlights (cont.)

Analysis of Net Service Revenue - LTM Clinical 41% Pre-clinical 59% Biotech 34% Pharma 55% Other 11% Europe 33% USA 57% ROW 4% Japan 6% LTM - latest twelve months

Biotech Biotech Biotech Major Pharma Major Pharma Pharma Major Pharma Biotech Pharma Biotech Major Pharma Biotech Pharma Biotech Biotech Major Pharma Major Pharma Biotech Major Pharma Major Pharma Data 0.005 0.007 0.007 0.011 0.012 0.014 0.014 0.014 0.015 0.015 0.017 0.018 0.021 0.022 0.023 0.028 0.037 0.04 0.05 0.083 Revenue by Client - LTM Percentage of LTM Net Service Revenue Top client - 8.3% Top 5 clients - 23.8% Top 20 clients - 45.4% Major Pharma Major Pharma Major Pharma Major Pharma Biotech Biotech Biotech Major Pharma Biotech Biotech Major Pharma Pharma Biotech Major Pharma Major Pharma Biotech Biotech Pharma Biotech Pharma LTM - latest twelve months

New Business Signings and Revenues Dec-01 Mar-02 Jun-02 Sep-02 Dec-02 Mar-03 Jun-03 Sep-03 12/1/2003 Mar-04 June-04 New Business Signings 243 265 266 259 267 271 281 300 331 350 367 Net Service Revenue 156.3 193.5 202.8 211.8 222.4 226.9 238.4 253.1 272.5 291.536 301.2 LTM Net Service Revenues LTM New Business Signings (MATS) LTM - latest twelve months

Confirmed Backlog Dec-01 Mar-02 Jun-02 Sep-02 Dec-02 Mar-03 Jun-03 Sep-03 12/1/2003 Mar-04 June-04 New Business Signings 172 193 202 206 210 222 224 259 285 295 310

Paul Cowan - CFO Financial Overview

Revenues and Income from Operations Q2-03 Q2-04 Pre-clinical 42.231 47.289 Clinical 24.804 32.108 +18% Net Service Revenue 67.0 79.4 +29% +12% Q2-03 Q2-04 Pre-clinical 12.206 12.171 Clinical 2.797 4.534 Company 12.941 9.256 14.256 Income from Operations Company Excluding merger costs

Operating Margins Q1-02 Q2-02 Q3-02 Q4-02 Q1-03 Q2-03 Q3-03 Q4-03 Q1-04 Q2-04 Pre-clinical 0.301 0.312 0.308 0.303 0.242 0.289 0.281 0.255 0.265 0.257 Clinical 0.041 0.124 0.135 0.143 0.106 0.113 0.103 0.13 0.129 0.141 Company 0.184 0.219 0.209 0.207 0.16 0.193 0.179 0.169 0.167 0.18 Pre-clinical Clinical Group (excluding merger related costs)

Reported Earnings Per Share Q1-03 Q2-03 Q3-03 Q4-04 Q1-04 Q2-04 Reported/Guidance 04--1 0.2 0.27 0.25 0.29 0.31 0.2 0.33 (Note 1) Note 1 - excluding merger related costs

Factors Influencing Q2, 2004 Results Q2, 2004 net service revenues growth Excluding merger related costs, improving operating margins Operating income impacted negatively by $5.0 million of costs relating to the proposed merger with Charles River Interest expense of $0.4 million offset by a positive mark-to- market adjustment on interest rate swaps of $0.6 million Effective tax rate impacted by the non-deductibility for tax purposes of merger related costs

Strong Capitalization Capitalization (Dollars in thousands) Dec 31, 2003 June 30, 2004 Cash and equivalents 24,579 21,136 Gross financial debt (58,798) (54,938) Net (debt) cash (34,219) (33,802) Shareholders' Equity 234,175 253,714 Gross debt/book capitalization 25.1% 21.6 % Net debt/book capitalization 14.6% 13.3 % Cash Flow (Dollars in thousands) Year Ended Dec 31, 2003 Six months Ended June 30, 2004 Operating Cash Flow 56,309 18,205 Capital Expenditures (30,414) (17,237) Net DSO's 28 27

NASDAQ - IRGI Second Quarter 2004 Results/July 29, 2004

Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on current expectations and beliefs of Charles River Laboratories (“Charles River”) and Inveresk Research Group, Inc (“Inveresk”), and involve a number of risks and uncertainties that could cause actual results to differ materially from those stated or implied by the forward-looking statements. Those risks and uncertainties include, but are not limited to: 1) the possibility that the companies may be unable to obtain stockholder or regulatory approvals required for the merger; 2) problems may arise in successfully integrating the businesses of the two companies; 3) the acquisition may involve unexpected costs; 4) the combined company may be unable to achieve cost-cutting synergies; 5) the businesses may suffer as a result of uncertainty surrounding the acquisition; and 6) the industry may be subject to future regulatory or legislative actions and other risks that are described in Securities and Exchange Commission (SEC) reports filed by Charles River and Inveresk. Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by Charles River and Inveresk. Charles River and Inveresk assume no obligation and expressly disclaim any duty to update information contained in this news release except as required by law.

Additional Information

This filing may be deemed to be solicitation material in respect of the proposed merger of Charles River and Inveresk. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. Shareholders of Charles River and shareholders of Inveresk are urged to read the registration statement and any other relevant documents filed with the SEC, including the joint proxy statement/prospectus that will be part of the registration statement, because they will contain important information about the proposed merger. The final joint proxy statement/prospectus will be mailed to shareholders of Charles River and shareholders of Inveresk. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Charles River Laboratories, 251 Ballardvale Street, Wilmington, MA 01887, Attention: General Counsel, or from Inveresk Research Group, 11000 Weston Parkway, Cary, North Carolina 27513, Attention: Secretary. In addition, shareholders may access copies of the documentation filed with the SEC by Charles River on Charles River’s website at www.criver.com and shareholders may access copies of the documents filed with the SEC by Inveresk on Inveresk’s website at www.inveresk.com.

Charles River, Inveresk and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from their respective shareholders in respect of the proposed transactions. Information regarding Charles River’s directors and executive officers is available in Charles River’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on April 9, 2004, and information regarding Inveresk’s directors and executive officers is available in Inveresk’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on March 31, 2004. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.